Exhibit 99.2

AMENDING AGREEMENT

THIS AMENDING AGREEMENT made as of May 27, 2021.

BETWEEN:

BROOKFIELD ASSET MANAGEMENT INC.,
a corporation existing under the laws of Ontario,
(hereinafter referred to as “BAM” or the “Purchaser”)

— and —

BROOKFIELD PROPERTY PARTNERS L.P.,
an exempted limited partnership existing under the laws of Bermuda,
(hereinafter referred to as “BPY”)

— and —

BPY ARRANGEMENT CORPORATION,
a corporation existing under the laws of Ontario,
(hereinafter referred to as “Purchaser Sub” and together with BAM, the “Purchaser Parties”)

WHEREAS the Purchaser Parties and BPY entered into an arrangement agreement (the “Arrangement Agreement”) dated March 31, 2021 which contemplates that the Purchaser Parties will acquire all of the issued and outstanding limited partnership units (other than the general partnership units and the preferred partnership units) of BPY by way of an Arrangement under the provisions of the Business Corporations Act (Ontario);

AND WHEREAS as a result of the transactions contemplated in the Arrangement, the Purchaser Parties will have the right to acquire all of the issued and outstanding BPYU Shares in accordance with the terms of the BPYU Charter;

AND WHEREAS the Plan of Arrangement is set forth as Schedule “B” to the Arrangement Agreement;

AND WHEREAS Section 7.1 of the Arrangement Agreement and Section 6.1 of the Plan of Arrangement allow the Parties, inter alios, to amend the Plan of Arrangement, at any time and from time to time, before the Effective Time in accordance with the terms and conditions set forth therein;

AND WHEREAS the Parties wish to amend the Plan of Arrangement.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	All capitalized terms used but not otherwise defined in this Amending Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

2.	The Plan of Arrangement as set forth as Schedule “B” to the Arrangement Agreement is hereby deleted and replaced in its entirety with the Plan of Arrangement attached hereto as Schedule A.

3.	Except for the foregoing amendment, the Parties acknowledge and confirm that the Arrangement Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Arrangement Agreement and this Amending Agreement shall be deemed to constitute the entire Arrangement Agreement.

4.	This Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Amending Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

5.	This Amending Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Transmission by e-mail or facsimile of an executed counterpart of this Amending Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of the Amending Agreement to the other parties hereto.

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IN WITNESS WHEREOF the Parties have executed this Amending Agreement as of the date first above written.

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Senior Vice President

BROOKFIELD PROPERTY PARTNERS L.P.
by its general partner BROOKFIELD
PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BPY ARRANGEMENT CORPORATION

By:	/s/ Allen Yi
	Name:	Allen Yi
	Title:	Senior Vice President

SCHEDULE A

(See attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquired Units” means the BPY Units, the Exchange LP Units and the BPYU Shares;

“Applicable Acquiror” means:

(a)	for a BPYU Stockholder that is entitled to receive BAM Shares in respect of some or all of its BPYU Shares, Holding LP for such number of BPYU Shares that are transferred in exchange for BAM Shares as described this Plan of Arrangement;

(b)	for a Public Holder, other than a BPYU Stockholder described in (a), that has elected or is deemed to have elected to receive BAM Shares in respect of some or all of its Acquired Units, BAM for such number of Acquired Units that are transferred in exchange for BAM Shares under this Plan of Arrangement;

(c)	for a Public Holder that has elected or is deemed to have elected to receive New Preferred Units in respect of some or all of its Acquired Units, Purchaser Sub for such number of Acquired Units that are transferred in exchange for New Preferred Units under this Plan of Arrangement;

(d)	for a BPYU Stockholder or an Exchange LP Unitholder that is entitled to receive cash in respect of some or all of its BPYU Shares or Exchange LP Units, as applicable, Holding LP for such number of BPYU Shares or Exchange LP Units that are transferred in exchange for cash under this Plan of Arrangement;

(e)	for a Public Holder of BPY Units that is entitled to receive cash in respect of some or all of its BPY Units, BPY for such number of BPY Units that are redeemed in exchange for cash under this Plan of Arrangement; and

(f)	for a BAM Holder, BAM Exchange LP;

“Arrangement” means the arrangement of Purchaser Sub under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, modifications or supplements to this Plan of Arrangement made in accordance with the Arrangement Agreement and Section 6.1 hereof or made at the discretion of the Court with the consent of the Purchaser Parties and BPY, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement dated as of March 31, 2021 among the Purchaser Parties and BPY providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“Articles of Arrangement” means the articles of arrangement of Purchaser Sub in respect of the Arrangement required to be filed with the Director pursuant to Section 183(1) of the OBCA after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and substance satisfactory to the Purchaser Parties and BPY, each acting reasonably;

“BAM” or the “Purchaser” means Brookfield Asset Management Inc., a corporation existing under the OBCA;

“BAM Exchange LP” means an Ontario limited partnership to be formed prior to the Effective Date, the general partner of which will be BAM or one of its subsidiaries;

“BAM Exchange LP Consideration” means 0.3979 of a BAM Exchange LP Unit for each Acquired Unit held by a BAM Holder, subject to adjustment in accordance with Section 3.7(b);

“BAM Exchange LP Unit” means an exchangeable limited partnership unit of BAM Exchange LP;

“BAM Holders” means BAM and any of its subsidiaries that hold Acquired Units immediately prior to the Effective Time;

“BAM Share” means a class A limited voting share in the capital of BAM;

“BAM Share Amount” means $45.67, being the closing price of one BAM Share on the New York Stock Exchange on March 26, 2021;

“BAM Share Consideration” means 0.3979 of a BAM Share for each Acquired Unit, subject to adjustment in accordance with Section 3.7(a);

“BAM Share Pro-Ration Factor” means a number, rounded to six decimal places, equal to the Total Public BAM Share Consideration divided by the Total Elected Public BAM Share Consideration;

“BAM Shares Payable to BPYU Stockholders” means the BAM Shares deposited pursuant to Section 3.4(a)(ii);

“BPO ETS” means BPO ETS Inc., a corporation existing under the OBCA;

“BPY” means Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

“BPY Equity-Based Award Plans” means (a) the DSU Plans, (b) the BPY Stock Option Plans, (c) the Tracking Share Option Plan, (d) the Restricted BPY Stock Plans, and (e) the Amended and Restated Brookfield Property L.P. FV LTIP Unit Plan, as amended as of April 18, 2019;

“BPY LPA” means the second amended and restated limited partnership agreement of BPY dated as of August 8, 2013, as amended, including pursuant to the BPY LPA Amendment;

“BPY LPA Amendment” means the seventh amendment to the BPY LPA in the form attached as Schedule A hereto;

“BPY Options” means the stock options granted under the BPY Stock Option Plans;

“BPY Resolution” means the resolution approving the BPY LPA Amendment and the transactions contemplated by this Plan of Arrangement to be considered at the BPY Unitholders’ Meeting by BPY Unitholders, substantially in the form of Schedule A to the Arrangement Agreement;

“BPY Stock Option Plans” means (a) the Brookfield Property Partners amended and restated BPY unit option plan, amended as of November 5, 2019, (b) the Brookfield Property Partners BPY unit option plan (Australia), amended as of February 3, 2015, and (c) the Brookfield Property Partners BPY unit option plan (GGP), effective as of August 28, 2018;

“BPY Unitholders” means holders of BPY Units;

“BPY Unitholders’ Meeting” means such meeting or meetings of BPY Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BPY Resolution;

“BPY Units” means the limited partnership units (other than the general partner units and the preferred partnership units) in the capital of BPY, including the Restricted BPY Units;

“BPYU” means Brookfield Property REIT Inc., a corporation existing under the laws of the State of Delaware;

“BPYU Certificate of Incorporation” means the fourth amended and restated certificate of incorporation of BPYU effective as of June 26, 2019;

“BPYU Shares” means the shares of class A stock, par value $0.01 per share in the capital of BPYU;

“BPYU Stockholders” means holders of BPYU Shares;

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario, New York, New York or Hamilton, Bermuda;

“Cash Consideration” means $18.17 for each Acquired Unit;

“Cash Pro-Ration Factor” means a number, rounded to six decimal places, equal to the Total Public Cash Consideration divided by the Total Public Elected Cash Consideration;

“certificate” means a physical share certificate or other evidence of unit ownership, including without limitation, a DRS statement;

“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Section 183(2) of the OBCA in respect of the Articles of Arrangement;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CRA” means the Canada Revenue Agency;

“Default Consideration” has the meaning ascribed thereto in Section 3.2(e);

“Depositary” means AST Trust Company (Canada), as depositary at its offices as set out in the Letter of Transmittal and Election Form;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1;

“Dissenting Unitholder” means a registered holder of BPY Units who dissents in respect of the BPY Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BPY Units;

“DSU Plans” means (a) the Brookfield Office Properties Inc. amended and restated deferred share unit plan for non-employee directors, amended and restated as of June 9, 2014, and (b) the Brookfield Office Properties Inc. amended and restated deferred share unit plan for employees, amended and restated as of June 9, 2014;

“DSUs” means the deferred share units granted under the DSU Plans;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;

“Effective Time” means 3:01 a.m. (Toronto Time) on the Effective Date, or such other time as may be agreed to in writing by the Purchaser Parties and BPY prior to the Effective Date;

“Election Deadline” means 5:00 p.m. (Toronto Time) on the business day which is two business days following the date of the BPY Unitholders’ Meeting;

“Eligible Canadian Holder” means a BPY Unitholder or Exchange LP Unitholder that (a) for purposes of the Tax Act and, at all relevant times, is or is deemed to be a resident of Canada or, in the case of a holder that is a partnership, a “Canadian partnership” as defined in the Tax Act, and (b) is not exempt from income tax under the Tax Act;

“Exchange LP” means Brookfield Office Properties Exchange LP, a limited partnership existing under the laws of Ontario;

“Exchange LP Unit Provisions” means the unit conditions attached to the Exchange LP Units;

“Exchange LP Unit Redemption Consideration” means, for each Exchange LP Unit, (a) one BPY Unit, (b) if applicable, a cash amount equal to all declared payable and unpaid cash distributions on such Exchange LP Unit, and (c) if applicable, any stock or other property constituting any declared, payable and unpaid non-cash distributions on such Exchange LP Unit, all in accordance with the Exchange LP Unit Provisions;

“Exchange LP Unitholder” means holders of Exchange LP Units;

“Exchange LP Units” means the exchangeable limited partnership units of Exchange LP; “Exchange Ratio” means 0.3979, subject to adjustment in accordance with Section 3.7(a);

“Final Order” means the order of the Court pursuant to Section 182(5) of the OBCA, in form and substance satisfactory to the Purchaser Parties and BPY, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of the Purchaser Parties and BPY, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to the Purchaser Parties and BPY, each acting reasonably) on appeal;

“Former Holders” means, at and following the Effective Time, the holders of Acquired Units immediately prior to the Effective Time;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self regulatory authority, including the TSX and the Nasdaq; or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holding LP” means Brookfield Property L.P.;

“Interim Order” means an order of the Court pursuant to Section 182(5) of the OBCA, in form and substance acceptable to the Purchaser Parties, each acting reasonably, containing declarations and directions in respect of the notice to be given and the conduct of the BPY Unitholders’ Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Purchaser Parties and BPY, each acting reasonably;

“Joint Tax Election” has the meaning ascribed thereto in Section 3.5;

“Letter of Transmittal and Election Form” means, as applicable, the letter of transmittal and election form for use by BPY Unitholders with respect to the Arrangement and the letter of transmittal and election form for use by Exchange LP Unitholders with respect to the Arrangement;

“Maximum Public New Preferred Unit Consideration” means 40,000,000 New Preferred Units;

“Nasdaq” means the Nasdaq Stock Market;

“New LP” means a Bermuda exempted limited partnership to be formed prior to the Effective Date, the general partner of which will be Holding LP;

“New Preferred Unit Amount” means $25.00, being the issue price of each New Preferred Unit; “New Preferred Unit Consideration” means 0.7268 of a New Preferred Unit for each Acquired Unit;

“New Preferred Unit Pro-Ration Factor” means a number, rounded to six decimal places, equal to the Maximum Public New Preferred Unit Consideration divided by the Total Public Elected New Preferred Unit Consideration;

“New Preferred Units” means the Class A Cumulative Redeemable Preferred Units, Series 1 of New LP;

“Note A” means the interest-bearing promissory note to be issued by Brookfield BPY Holdings Inc. to Purchaser Sub in the principal amount equal to the Total Public New Preferred Unit Amount having the terms and conditions as set forth in the Pre-Closing Notice;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder;

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Pre-Closing Notice” means a notice to be executed by the Purchaser Parties and BPY two business days prior to the Effective Date specifying the amounts and other details contemplated by this Plan of Arrangement;

“Public Holders” means the holders of Acquired Units other than the BAM Holders;

“Purchaser Parties” means BAM and Purchaser Sub;

“Purchaser Sub” means BPY Arrangement Corporation, a corporation incorporated under the OBCA, or such other Person to whom BPY Arrangement Corporation has assigned its rights and obligations in accordance with the Arrangement Agreement;

“Reallocated Units” has the meaning ascribed thereto in Section 3.3(c)(iv);

“Restricted BPY Stock Plan (Canada)” means the Brookfield Property Group restricted BPY L.P. unit plan (Canada), as amended as of November 5, 2019;

“Restricted BPY Stock Plans” means (a) the Brookfield Property Group restricted BPY L.P. unit plan, as amended as of June, 2020, and (b) the Restricted BPY Stock Plan (Canada);

“Restricted BPY Units” means the BPY Units subject to and administered under the Restricted BPY Stock Plans;

“Restricted Canadian BPY Units” means the unvested BPY Units and vested BPY Units subject to hold period restrictions, in each case, subject to and administered under the Restricted BPY Stock Plan (Canada);

“subsidiaries” has the meaning given in National Instrument 45-106 — Prospectus Exemptions;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax Election Deadline” has the meaning ascribed thereto in Section 3.5;

“Threshold Public New Preferred Unit Consideration” means 20,000,000 New Preferred Units;

“Total BPY Redemption Amount” means the amount of cash, in the aggregate, to be paid to BPY Unitholders on the redemption of BPY Units pursuant to Section 3.1(s);

“Total Elected Public BAM Share Consideration” has the meaning ascribed thereto in Section 3.3(c)(ii);

“Total Public BAM Share Consideration” means an aggregate of 59,279,337 BAM Shares, less the Offset For Increased New Preferred Unit Consideration, if any, where the Offset For Increased New Preferred Unit Consideration is calculated as:

AxB	, where:
C

A = the amount, if any, by which the Total Public New Preferred Units exceeds the Threshold Public New Preferred Unit Consideration

B = New Preferred Unit Amount

C = BAM Share Amount

“Total Public Cash Consideration” means $3,267,869,417;

“Total Public Elected Cash Consideration” has the meaning ascribed thereto in Section 3.3(c)(i);

“Total Public Elected New Preferred Unit Consideration” has the meaning ascribed thereto in Section 3.3(c)(iii);

“Total Public New Preferred Unit Amount” means the Total Public New Preferred Units multiplied by the New Preferred Unit Amount;

“Total Public New Preferred Units” means the number of New Preferred Units deposited pursuant to Section 3.4(a)(iv);

“Tracking Share” means a class B preferred share of BPO ETS;

“Tracking Share Options” means the stock options granted under the Tracking Share Option Plan;

“Tracking Share Option Plan” means the Brookfield Property Partners amended and restated BPY unit option plan (Canada), as amended as of November 5, 2019;

“TSX” means the Toronto Stock Exchange; and “

Undersubscribed Consideration” means:

(a)	if the Total Public Elected Cash Consideration is less than the Total Public Cash Consideration, the Cash Consideration;

(b)	if the Total Elected Public BAM Share Consideration is less than the Total Public BAM Share Consideration, the BAM Share Consideration; and/or

(c)	if the Total Public Elected New Preferred Unit Consideration is less than the Threshold Public New Preferred Unit Consideration, the New Preferred Unit Consideration.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(b)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a business day, such action shall be taken or such payment shall be made on the first business day following such day.

(c)	Headings. The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles, Sections and subsections and the insertion of a table of contents shall not affect the interpretation of this Agreement.

(d)	Including. Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(e)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all rules, regulations and published policies, as applicable, made thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

(f)	Currency. All references to “$” mean United States dollars.

(g)	Number and Gender. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or Governmental Entity (including any governmental agency, political subdivision or instrumentality thereof).

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on BAM, Purchaser Sub, BAM Exchange LP, New LP, BPY, Holding LP, Exchange LP and BPO ETS and all Persons who were immediately prior to the Effective Time holders or beneficial owners of BPY Units and Exchange LP Units and participants in BPY Equity-Based Award Plans and all other Persons directly or indirectly affected by the Arrangement at and after the Effective Time, without any further act or formality required on the part of any Person.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	simultaneously:

(i)	each BPY Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the BPY Stock Option Plans or any applicable grant agreement in relation thereto, be surrendered by the holder thereof to BPY in exchange for, subject to Section 5.4, a cash payment from BPY equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such BPY Option, multiplied by the number of BPY Units subject to such BPY Option, and each such BPY Option shall immediately be cancelled and terminated and, for greater certainty, where such amount is zero or negative, such BPY Option shall be cancelled without any consideration, and none of BPY, BAM or Purchaser Sub shall be obligated to pay the holder of such BPY Option any amount in respect of such BPY Option; and

(ii)	each Tracking Share Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of the Tracking Share Option Plan or any applicable grant agreement in relation thereto, be surrendered by the holder thereof to BPO ETS in exchange for, subject to Section 5.4, a cash payment from BPO ETS equal to the amount (if any) by which the Cash Consideration exceeds the exercise price of such Tracking Share Option, multiplied by the number of Tracking Shares subject to such Tracking Share Option, and each such Tracking Share Option shall immediately be cancelled and terminated and, for greater certainty, where such amount is zero or negative, such Tracking Share Option shall be cancelled without any consideration, and none of BPO ETS, BPY, BAM or Purchaser Sub shall be obligated to pay the holder of such Tracking Share Option any amount in respect of such Tracking Share Option, and, with respect to each BPY Option and Tracking Share Option that is surrendered pursuant to this Section 3.1(a), as of the effective time of such surrender: (A) the holder thereof shall cease to be the holder of such BPY Option or Tracking Share Option, as applicable, (B) the holder thereof shall cease to have any rights as a holder in respect of such BPY Option or Tracking Share Option, as applicable, or under the BPY Stock Option Plans or the Tracking Share Option Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(a), (C) such holder’s name shall be removed from the applicable register, and (D) all agreements, grants and similar instruments relating thereto shall be cancelled;

(b)	the DSUs outstanding immediately prior to the Effective Time shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such DSUs shall be amended so as to substitute BAM Shares for the Tracking Shares or BPY Units, as applicable, subject to such DSUs and the number of DSUs held by each participant under the DSU Plans as of the Effective Time shall be amended to be equal to (i) the number of DSUs held by the participant immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio;

(c)	BAM will purchase each unvested Restricted BPY Unit and each Restricted Canadian BPY Unit and, each such Restricted BPY Unit shall be deemed to be transferred by the holder thereof to BAM in exchange for the BAM Share Consideration, and the name of such holder shall be removed from the register of holders of BPY Units in respect of such BPY Units and BAM shall be recorded as the registered holder of the BPY Units so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, and such BAM Shares shall be subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such Restricted BPY Units immediately prior to the Effective Time;

(d)	BAM will purchase each BPY Unit in respect of which a valid election has been made pursuant to Section 3.2(b) by an Eligible Canadian Holder and, subject to proration in accordance with Section 3.3, each such BPY Unit shall be deemed to be transferred by such Eligible Canadian Holder to BAM in exchange for the BAM Share Consideration, and the name of such Eligible Canadian Holder shall be removed from the register of holders of BPY Units in respect of such BPY Units and BAM shall be recorded as the registered holder of the BPY Units so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(e)	the Applicable Acquiror will purchase each BPY Unit held by a BAM Holder, other than those BPY Units transferred pursuant to Section 3.1(c) and 3.1(d), and each such BPY Unit shall be deemed to be transferred by such holder to the Applicable Acquiror in exchange for the Cash Consideration, the New Preferred Unit Consideration or the BAM Exchange LP Consideration (in each case as deemed to be elected pursuant to Section 3.2 and subject, in each case, to proration in accordance with Section 3.3), and the name of such holder shall be removed from the register of holders of BPY Units in respect of such BPY Units and the Applicable Acquiror shall be recorded as the registered holder of the BPY Units so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(f)	the BPY LPA Amendment will become effective and binding on the parties thereto;

(g)	Purchaser Sub will make a loan to Brookfield BPY Holdings Inc. in the principal amount equal to the Total Public New Preferred Unit Amount, which will be evidenced by the issuance of Note A;

(h)	Brookfield BPY Holdings Inc. and/or one or more other subsidiaries of BPY, as set forth in the Pre-Closing Notice, will transfer an aggregate cash amount equal to the Total Public New Preferred Unit Amount to Holding LP to repay the intercompany obligations owing to Holding LP set forth in the Pre-Closing Notice;

(i)	Holding LP will purchase from BPY and cancel such number of managing general partner units of Holding LP as is equal to the Total BPY Unit Redemption Amount divided by the Cash Consideration, in exchange for the payment of a cash amount equal to the Total BPY Redemption Amount to BPY;

(j)	Purchaser Sub will transfer Note A to New LP and, as payment therefor, New LP will issue a number of New Preferred Units equal to the Total Public New Preferred Units to Purchaser Sub;

(k)	concurrently with the transfer and issuance in Section 3.1(j), Holding LP will transfer the receivables set forth in the Pre-Closing Notice to New LP and, as payment therefor, New LP will issue to Holding LP such number of general partner units of New LP as set out in the Pre-Closing Notice;

(l)	BAM will issue such number of BAM Shares equal to the BAM Shares Payable to BPYU Stockholders to Holding LP and, as payment therefor, Holding LP will issue to BAM the number of redemption-exchange units of Holding LP equal to the number of BAM Shares Payable to BPYU Stockholders divided by the Exchange Ratio;

(m)	each outstanding BPY Unit held by a Dissenting Unitholder shall be deemed to be transferred by the holder thereof to BPY without any further act or formality on its part, and, in consideration therefor, BPY shall be deemed to have issued to the Dissenting Unitholder a debt-claim to be paid the aggregate fair value of those BPY Units in accordance with Article 4 hereof and, in respect of the BPY Units so deemed to be transferred: (i) the Dissenting Unitholder shall cease to be a holder of such BPY Units, (ii) the name of such holder shall be removed from the register of holders of BPY Units, (iii) the Dissenting Unitholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such units to BPY; and (iv) such BPY Units shall be cancelled by BPY and the register of holders of BPY Units shall be revised accordingly;

(n)	each Exchange LP Unit in respect of which a duly completed Letter of Transmittal and Election Form was submitted in accordance with Section 3.2(c) shall be deemed to be transferred by the holder thereof to the Applicable Acquiror in exchange for the Cash Consideration, the BAM Share Consideration or the New Preferred Unit Consideration (subject, in each case, to proration in accordance with Section 3.3) and the name of such holder shall be removed from the register of holders of Exchange LP Units, and Applicable Acquiror shall be recorded as the registered holder of the Exchange LP Units so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(o)	pursuant to and in accordance with Exchange LP’s exercise of its redemption right under Section 7.1 of the Exchange LP Unit Provisions and BPY’s notice of intention to exercise its overriding call right under Section 7.2 of the Exchange LP Unit Provisions, each dated as of {date of circular for BPY Unitholders’ Meeting}, BPY will purchase each Exchange LP Unit outstanding after giving effect to Section 3.1(n) in exchange for the Exchange LP Unit Redemption Consideration, and the name of the holder of such Exchange LP Units shall be removed from the register of holders of Exchange LP Units, and BPY shall be recorded as the registered holder of the Exchange LP Units so purchased and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(p)	Purchaser Sub will assign, in part, its overriding call right pursuant to Section 7.5 of the BPY LPA to BAM in respect of such number of BPY Units to be transferred to BAM in exchange for the BAM Share Consideration pursuant to Section 3.1(r)(i);

(q)	BPY shall provide notice of redemption for all of the BPY Units, other than those BPY Units transferred pursuant to Sections 3.1(c), 3.1(d) and 3.1(e), pursuant to Section 7.4 of the BPY LPA;

(r)	immediately prior to such redemption taking effect:

(i)	BAM will exercise its overriding call right pursuant to Section 7.5 of the BPY LPA to purchase each BPY Unit, other than those BPY Units transferred pursuant to Sections 3.1(c), 3.1(d) and 3.1(e), in respect of which its holder has made an election or is deemed to have made an election to receive the BAM Share Consideration pursuant to Section 3.2 and, subject to proration in accordance with Section 3.3, each such BPY Unit shall be transferred by the holder thereof to BAM in accordance with such election or deemed election in exchange for the BAM Share Consideration, and the name of the holder of such BPY Units shall be removed from the register of holders of BPY Units, and BAM shall be recorded as the registered holder of the BPY Units so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances; and

(ii)	Purchaser Sub will exercise its overriding call right pursuant to Section 7.5 of the BPY LPA to purchase each BPY Unit, other than those BPY Units transferred pursuant to Sections 3.1(c) and 3.1(e), in respect of which its holder has made an election or is deemed to have made an election to receive the New Preferred Unit Consideration pursuant to Section 3.2 and, subject to proration in accordance with Section 3.3, each such BPY Unit shall be transferred by the holder thereof to Purchaser Sub in accordance with such election or deemed election in exchange for the New Preferred Unit Consideration, and the name of the holder of such BPY Units shall be removed from the register of holders of BPY Units, and Purchaser Sub shall be recorded as the registered holder of the BPY Units so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances;

(s)	each BPY Unit held by a Unitholder, other than those BPY Units transferred pursuant to Sections 3.1(c), 3.1(d), 3.1(e), 3.1(m), 3.1(r)(i) and 3.1(r)(ii), shall be redeemed by BPY and cancelled, without any further act or formality on its part, in exchange for the Cash Consideration and the name of the holder of such BPY Unit shall be removed from the register of holders of BPY Units; and

(t)	in accordance with Section C(3)(h) of the BPYU Certificate of Incorporation and pursuant to BPY’s notice of election to deliver the “BPY Units Amount” (as defined in the BPYU Certificate of Incorporation) dated as of April 21, 2021, each BPYU Share held by a BPYU Stockholder shall be exchanged for the Default Consideration, subject to proration in accordance with Section 3.3, and the name of such holder shall be removed from the register of holders of BPYU Shares, and the Applicable Acquiror shall be recorded as the registered holder of the BPYU Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances.

3.2	Elections

With respect to the exchange of Acquired Units effected pursuant to Section 3.1:

(a)	each holder of BPY Units and Exchange LP Units (other than Dissenting Unitholders, holders of unvested Restricted BPY Units and Restricted Canadian BPY Units, and BAM Holders) may elect to receive from the Applicable Acquirors, in respect of each BPY Unit or Exchange LP Unit held:

(i)	the BAM Share Consideration;

(ii)	the New Preferred Unit Consideration; or

(iii)	the Cash Consideration;

(b)	any Eligible Canadian Holder that has elected to receive the BAM Share Consideration pursuant to Section 3.2(a)(i) in respect of some or all of its BPY Units and/or Exchange LP Units may further elect to have all of such BPY Units and/or Exchange LP Units transferred to BAM in exchange for such BAM Share Consideration on a rollover basis in accordance with the process described in Section 3.5;

(c)	the elections provided for in Sections 3.2(a) and 3.2(b) shall be made by each BPY Unitholder and Exchange LP Unitholder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election(s), together with any certificates representing the holder’s BPY Units and/or Exchange LP Units;

(d)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a BPY Unitholder or an Exchange LP Unitholder;

(e)	the following Persons shall be deemed to have elected to receive, subject to Section 3.3, the Cash Consideration as to 50.4678% of such holder’s Acquired Units, the BAM Share Consideration as to 41.8104% of such holder’s Acquired Units, and the New Preferred Unit Consideration as to 7.7218% of such holder’s Acquired Units (the “Default Consideration”):

(i)	any BPY Unitholder (other than a holder of unvested Restricted BPY Units or Restricted Canadian BPY Units, or a BAM Holder) who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(a) or the Letter of Transmittal and Election Form; and

(ii)	any BPY Unitholder who properly exercises Dissent Rights in accordance with Section 4.1 but is not ultimately entitled, for any reason, to be paid the fair value for its BPY Units by BPY as referenced in Section 4.1(b);

(f)	pursuant to Section C(3)(h) of the BPYU Certificate of Incorporation, any BPYU Stockholder shall be entitled to receive the Default Consideration, subject to proration pursuant to Section 3.3;

(g)	any Exchange LP Unitholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(a) or the Letter of Transmittal and Election Form, will have all of its Exchange LP Units acquired pursuant to Section 3.1(o) and, in accordance with Section 3.2(e)(i), will be deemed to have elected to receive the Default Consideration in respect of all BPY Units received pursuant to Section 3.1(o); and

(h)	each BAM Holder (i) shall be deemed to have elected to receive the same proportions of the Cash Consideration, the BAM Exchange LP Consideration (in lieu of the BAM Share Consideration) and the New Preferred Unit Consideration that the Public Holders, as a single class, have elected to receive (or are deemed to have elected to receive) pursuant to this Section 3.2, and (ii) each BAM Holder will receive the same proportions of the Cash Consideration, the BAM Exchange LP Consideration (in lieu of the BAM Share Consideration) and the New Preferred Unit Consideration as that received by the Public Holders, as a single class, after proration pursuant to Section 3.3; provided that if the Public Holders, as a single class, have elected or are deemed to have elected to receive the New Preferred Unit Consideration in excess of the Threshold New Preferred Unit Consideration, the calculations set forth in this Section 3.2(h) (i) and (ii) shall be done assuming only the Threshold Public New Preferred Unit Consideration was elected (or deemed to be elected) by the Public Holders.

3.3	Adjustments to Consideration

(a)	For the purposes of this Section 3.3 and all adjustments made in accordance with this Section 3.3, it is assumed that all BPY Unitholders who exercise Dissent Rights in accordance with Section 4.1 are ultimately not entitled to be paid the fair value for their BPY Units and, instead, are deemed to have elected to receive the Default Consideration. All adjustments made in accordance with this Section 3.3 will be done across all Acquired Units as a single class.

(b)	Notwithstanding Section 3.2 or any other provision herein (but making the assumption set forth in Section 3.3(a)), (i) the amount of cash, in the aggregate, to be paid to the Public Holders pursuant to Section 3.1 shall be equal to the Total Public Cash Consideration; (ii) the number of BAM Shares to be delivered to the Public Holders (other than holders of unvested Restricted BPY Units and Restricted Canadian BPY Units) pursuant to Section 3.1 shall be equal to the Total Public BAM Share Consideration; and (iii) the maximum number of New Preferred Units, in the aggregate, to be delivered to the Public Holders pursuant to Section 3.1 shall be equal to the Maximum Public New Preferred Unit Consideration.

(c)	In the event that:

(i)	the aggregate amount of cash that would, but for Section 3.3(b), be paid to Public Holders in accordance with the elections or deemed elections of such holders pursuant to Section 3.2 (the “Total Public Elected Cash Consideration”) exceeds the Total Public Cash Consideration, then:

(A)	the aggregate amount of cash to be paid to each Public Holder shall be determined by multiplying the aggregate amount of cash that would, but for Section 3.3(b), be paid to such holder by the Cash Pro-Ration Factor; and

(B)	such Public Holder shall receive and shall, for the purposes of Section 3.1 only, be deemed to have elected to receive the Undersubscribed Consideration for the remainder of its Acquired Units and, if there is more than one type of consideration that is Undersubscribed Consideration, in accordance with Section 3.3(c)(iv);

(ii)	the aggregate number of BAM Shares that would, but for Section 3.3(b), be delivered to Public Holders (other than holders of unvested Restricted BPY Units and Restricted Canadian BPY Units) in accordance with the elections or deemed elections of such holders pursuant to Section 3.2 (the “Total Elected Public BAM Share Consideration”) exceeds the Total Public BAM Share Consideration, then:

(A)	the aggregate number of BAM Shares to be delivered to each Public Holder (other than holders of unvested Restricted BPY Units and Restricted Canadian BPY Units), subject to rounding in accordance with Section 3.6(a), shall be determined by multiplying the aggregate number of BAM Shares that would, but for Section 3.3(b), be delivered to such holder by the BAM Share Pro-Ration Factor; and

(B)	such Public Holder shall receive and shall, for the purposes of Section 3.1 only, be deemed to have elected to receive the Undersubscribed Consideration for the remainder of its Acquired Units and, if there is more than one type of consideration that is Undersubscribed Consideration, in accordance with Section 3.3(c)(iv);

(iii)	the aggregate number of New Preferred Units that would, but for Section 3.3(b), be delivered to Public Holders in accordance with the elections or deemed elections of such holders pursuant to Section 3.2 (the “Total Public Elected New Preferred Unit Consideration”) exceeds the Maximum Public New Preferred Unit Consideration, then:

(A)	the aggregate number of New Preferred Units to be delivered to each Public Holder, subject to rounding in accordance with Section 3.6(b), shall be determined by multiplying the aggregate number of New Preferred Units that would, but for Section 3.3(b), be delivered to such holder by the New Preferred Unit Pro-Ration Factor; and

(B)	such Public Holder shall receive and shall, for the purposes of Section 3.1 only, be deemed to have elected to receive the Undersubscribed Consideration for the remainder of its Acquired Units and, if there is more than one type of consideration that is Undersubscribed Consideration, in accordance with Section 3.3(c)(iv);

(iv)	in the event that there more than one type of consideration that is Undersubscribed Consideration, then all Public Holders who are deemed to have elected to receive Undersubscribed Consideration pursuant to Sections 3.3(c)(i)(B), 3.3(c)(ii)(B) and 3.3(c)(iii)(B) for some of their Acquired Units (the “Reallocated Units”) will receive the same relative proportions of such Undersubscribed Consideration for such Reallocated Units (for greater certainty, such relative proportions will be calculated based on the total dollar value available for each type of Undersubscribed Consideration); and

(v)	for greater certainty, an Eligible Canadian Holder may make an election pursuant to Section 3.2(b) in respect of any Reallocated Units and, provided such election is valid, the transfer of any such Reallocated Units to BAM in exchange for the BAM Share Consideration shall occur on a rollover basis in accordance with Sections 3.2(b) and 3.5 and, for BPY Units, pursuant to Section 3.1(d).

3.4	Deposit Rules and Procedures

(a)	On or immediately prior to the Effective Date:

(i)	BPY shall deposit or cause to be deposited with the Depositary, for the benefit of the BPY Unitholders entitled to receive cash pursuant to Section 3.1, other than BAM Holders, the aggregate amount of cash that such holders are entitled to receive under the Arrangement (calculated without reference to whether any BPY Unitholder has exercised Dissent Rights);

(ii)	Holding LP shall deposit or cause to be deposited with the Depositary: (A) for the benefit of and to be held on behalf of the BPYU Stockholders entitled to receive BAM Shares pursuant to Section 3.1, certificates representing the BAM Shares that such BPYU Stockholders are entitled to receive under the Arrangement, and (B) for the benefit of and to be held on behalf of the BPYU Stockholders and Exchange LP Unitholders entitled to receive cash pursuant to Section 3.1, the aggregate amount of cash that such holders are entitled to receive under the Arrangement;

(iii)	BAM shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the holders of Acquired Units, other than BPYU Stockholders, entitled to receive BAM Shares pursuant to Section 3.1, certificates representing the BAM Shares that such holders are entitled to receive under the Arrangement (calculated without reference to whether any holder of BPY Units has exercised Dissent Rights);

(iv)	Purchaser Sub shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of the Public Holders entitled to receive New Preferred Units pursuant to Section 3.1, certificates representing the New Preferred Units that such holders are entitled to receive under the Arrangement (calculated without reference to whether any holder of BPY Units has exercised Dissent Rights); and

(v)	BAM Exchange LP shall deposit or cause to be deposited with the Depositary, for the benefit of and to be held on behalf of BAM Holders entitled to receive cash, BAM Exchange LP Units and New Preferred Units pursuant to Section 3.1, the aggregate amount of cash, certificates representing the BAM Exchange LP Units and the certificates representing the New Preferred Units that such holders are entitled to receive under the Arrangement, which deposits shall be held by the Depositary as agent and nominee for Former Holders for distribution to such Former Holders in accordance with the provisions of Article 5 hereof.

(b)	For greater certainty, where a holder of Acquired Units who has elected (or is deemed to have elected) to receive two or more of (i) the Cash Consideration, (ii) the BAM Share Consideration or, in the case of a BAM Holder, the BAM Exchange LP Consideration, and (iii) the New Preferred Unit Consideration because of pro-ration, such holder will be deemed to have received a proportionate amount of cash, BAM Shares or BAM Exchange LP Units, and New Preferred Units, as applicable, as consideration across all of its Acquired Units acquired pursuant to this Plan of Arrangement.

(c)	BPY Unitholders and Exchange LP Unitholders who have so elected in their Letter of Transmittal and Election Form will receive the C$ equivalent of any cash received pursuant to their elections or deemed elections, based on the exchange rate available to the Depositary at its typical banking institution on the date such funds are converted.

For greater certainty, for the purposes of Article 3, if a BPY Unitholder or Exchange LP Unitholder submits more than one valid Letter of Transmittal and Election Form, such holder shall be treated as a separate unitholder in respect of each valid Letter of Transmittal and Election Form submitted.

3.5	Tax Elections

An Eligible Canadian Holder that (a) has made valid elections to receive the BAM Share Consideration on a rollover basis in accordance with Sections 3.2(a) and 3.2(b), or (b) is a holder of Restricted Canadian BPY Units, shall be entitled to make a joint income tax election with BAM (the “Joint Tax Election”) pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such Eligible Canadian Holder is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) in respect of the transfer of its BPY Units and/or Exchange LP Units to BAM in exchange for the BAM Share Consideration. To make a Joint Tax Election, an Eligible Canadian Holder must provide the relevant information to BAM through a website, https://bpy.brookfield.com/~/media/Files/B/Brookfield-BPY-IR-V2/ brookfield-asset-management-joint-tax-election-information.pdf, that will be made available for this purpose. The relevant information must be submitted to BAM through the website on or before the day that is 85 days following the Effective Date (the “Tax Election Deadline”). BAM will not make a Joint Tax Election with Eligible Canadian Holders who do not provide the relevant information through the website on or before the Tax Election Deadline. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act regarding the Joint Tax Election, BAM will deliver an executed copy of the Joint Tax Election containing the relevant information to the Eligible Canadian Holder. The Eligible Canadian Holder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time.

3.6	No Fractional Shares or Units and Rounding of Cash Consideration

(a)	In no event shall any fractional BAM Shares be delivered under this Plan of Arrangement.

(i)	Where the aggregate number of BAM Shares to be delivered to a holder in exchange for unvested Restricted BPY Units and Restricted Canadian BPY Units pursuant to Section 3.1(c) would result in a fraction of a BAM Share being issuable, then the number of BAM Shares to be delivered to such holder in exchange for such Restricted BPY Units shall be rounded up to the closest whole number.

(ii)	Where the aggregate number of BAM Shares to be delivered to a holder of Acquired Units as consideration under this Plan of Arrangement, other than as set forth in Section 3.6(a)(i), would result in a fraction of a BAM Share being issuable, then the number of BAM Shares to be delivered to such holder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional BAM Share thereof, such holder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) equal to such holder’s pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in BAM Shares to which all such holders would otherwise be entitled. The Depositary will sell such BAM Shares by private sale (including by way of sale through the facilities of any stock exchange upon which the BAM Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among holders of Acquired Units otherwise entitled to receive fractional interests in BAM Shares.

(b)	In no event shall any fractional New Preferred Units be delivered under this Plan of Arrangement. Where the aggregate number of New Preferred Units to be delivered to a holder of Acquired Units as consideration under this Plan of Arrangement would result in a fraction of a New Preferred Unit being issuable, then the number of New Preferred Units to be delivered to such holder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional New Preferred Unit thereof, such holder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the New Preferred Unit Amount multiplied by (ii) the fraction of a New Preferred Unit that would have been issuable. Any such cash payments shall be payable by BAM and shall not be included in calculating the Total Public Cash Consideration or the Total Public Elected Cash Consideration pursuant to Section 3.3(c)(i).

(c)	In no event shall any fractional BAM Exchange LP Units be delivered under this Plan of Arrangement. Where the aggregate number of BAM Exchange LP Units to be delivered to a holder of Acquired Units as consideration under this Plan of Arrangement would result in a fraction of a BAM Exchange LP Unit being issuable, then the number of BAM Exchange LP Units to be delivered to such holder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional BAM Exchange LP Unit thereof, such holder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the BAM Share Amount multiplied by (ii) the fraction of a BAM Exchange LP Unit that would have been issuable.

(d)	If the aggregate cash amount which a holder of Acquired Units is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such holder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

3.7	Adjustments to BAM Share Consideration and Exchange Ratio

(a)	In the event that, after the date of the Arrangement Agreement and prior to the Effective Time:

(i)	the outstanding BAM Shares or the outstanding BPY Units (or the securities convertible into or exercisable for BAM Shares or BPY Units) shall have been changed into a different number of shares or units or a different class by reason of any reclassification, stock or unit split (including a reverse stock or unit split), recapitalization, split-up, combination, exchange of shares or units, readjustment, or other similar transaction, or a stock or similar dividend or distribution thereon (other than a transaction described in Section 3.7(a)(ii)), shall be declared with a record date within said period, (ii) any extraordinary cash dividend or any cash dividend in excess of BAM’s normal quarterly dividend of $0.13 per BAM Share, shall be declared with a record date within said period or (iii) any extraordinary cash distribution or any cash distribution in excess of BPY’s normal quarterly distribution of $0.3325 per BPY Unit, shall be declared with a record date within said period, then the number of BAM Shares that constitute the BAM Share Consideration and the Exchange Ratio shall be appropriately adjusted to provide holders of Acquired Units the same economic effect prior to such event; or

(ii)	any dividend or distribution on the BAM Shares of a security that is the economic equivalent of a BAM Share, including the special pro rata distribution by BAM to the holders of BAM Shares of class A exchangeable limited voting shares of Brookfield Asset Management Reinsurance Partners Ltd., shall be declared thereon with a record date within said period, then the BAM Share Consideration and the Exchange Ratio shall become a number of BAM Shares equal to the product of (x) the BAM Share Consideration multiplied by (y) the sum of (A) the number of shares or securities to be distributed per BAM Share plus (B) one.

(b)	In the event that any adjustment is made to the number of BAM Shares that constitute the BAM Share Consideration pursuant to Section 3.7(a), the same adjustment shall be made to the number of BAM Exchange LP Units that constitute the BAM Exchange LP Consideration.

ARTICLE 4
DISSENT PROCEDURES

4.1	Rights of Dissent

(a)	Registered BPY Unitholders may exercise rights of dissent with respect to their BPY Units pursuant to and in the manner set forth in Section 7.6 of the BPY LPA in connection with the Arrangement (the “Dissent Rights”). For greater certainty, non-registered holders of BPY Units, holders of Exchange LP Units, holders of BPYU Shares and holders of awards granted under the BPY Equity- Based Award Plans shall not be entitled to exercise Dissent Rights in respect of those securities or awards.

(b)	BPY Unitholders who properly exercise their Dissent Rights shall be deemed to have transferred their BPY Units to BPY as of the Effective Time as set out in Section 3.1(m) hereof. If such BPY Unitholders are ultimately entitled to be paid the fair value for their BPY Units by BPY pursuant to the Dissent Rights, the BPY Unitholders will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; provided however that if any such BPY Unitholder is not ultimately entitled, for any reason, to be paid the fair value for their BPY Units by BPY such BPY Unitholder shall be deemed to have elected pursuant to Section 3.2(e) to receive the Default Consideration for each BPY Unit held and will be subject to the same adjustments made pursuant to Section 3.3 as for any other BPY Unitholder who elected or was deemed to have elected to receive such consideration.

4.2	Recognition of Dissenting Unitholders

From and after the Effective Time, in no case shall the Purchaser Parties, BPY or any other Person be required to recognize a Dissenting Unitholder as a holder of BPY Units or as a holder of any securities of any of Purchaser Parties, BPY or any of their respective subsidiaries and the names of the Dissenting Unitholders shall be deleted from the register of holders of BPY Units.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Acquired Units, other than the BPYU Shares, together with a duly completed and executed Letter of Transmittal and Election Form, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time (in each case, less any amounts withheld pursuant to Section 5.4 hereof), (i) a certificate representing the number of BAM Shares or BAM Exchange LP Units to which such holder is entitled to receive under the Arrangement, as applicable, (ii) a certificate representing the number of New Preferred Units to which such holder is entitled to receive under the Arrangement, as applicable, and (iii) a cheque or, for any payment in excess of C$25 million, a wire transfer of immediately available funds for the cash consideration to which such holder is entitled to under the Arrangement, as applicable.

(b)	Pursuant to Section C(3)(h) of the BPYU Certificate of Incorporation, as contemplated by this Plan of Arrangement, each outstanding BPYU Share will automatically be exchanged for the Default Consideration, subject to proration in accordance with Section 3.3, without any act or formality required on the part of the BPYU Stockholders, and the Depositary shall deliver, or shall cause to be delivered, to such holder following the Effective Time (in each case, less any amounts withheld pursuant to Section 5.4 hereof), (i) a certificate representing the number of BAM Shares to which such holder is entitled to receive, as applicable, (ii) a certificate representing the number of New Preferred Units to which such holder is entitled to receive, as applicable, and (iii) a cheque or, for any payment in excess of C$25 million, a wire transfer of immediately available funds for the cash consideration to which such holder is entitled to receive, as applicable.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate which immediately prior to the Effective Time represented one or more Acquired Units shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 5.1(a) hereof.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Acquired Units that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration that such Person is entitled to receive pursuant to Section 3.1 (and any dividends or distributions with respect thereto pursuant to Section 5.3) deliverable in accordance with such holder’s Letter of Transmittal and Election Form. When authorizing the delivery of such consideration in exchange for any lost, stolen or destroyed certificate, the Person to whom the consideration is being delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Purchaser Parties, BPY and the Depositary in such sum as the Purchaser Parties, BPY or the Depositary may direct or otherwise indemnify the Purchaser Parties, BPY, the Applicable Acquirors and the Depositary in a manner satisfactory to the Purchaser Parties, BPY and the Depositary against any claim that may be made against the Purchaser Parties, BPY, the Applicable Acquirors or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Distributions with Respect to Unsurrendered Certificates

No distribution declared or made after the Effective Time with respect to BAM Shares or New Preferred Units with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Acquired Units unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, a Former Holder entitled to receive BAM Shares, BAM Exchange LP Units and/or New Preferred Units shall receive, in addition to the delivery of certificate(s) representing the BAM Shares, BAM Exchange LP Units and/or New Preferred Units, a cheque for the amount of the distribution (or a certificate or other evidence of the property distributed, as applicable) with a record date after the Effective Time, without interest, theretofore paid with respect to such BAM Shares, BAM Exchange LP Units and/or New Preferred Units, as applicable.

5.4	Withholding Rights

The Applicable Acquirors, BPY, BPO ETS, the Depositary and any other Person shall be entitled to deduct and withhold from any amount otherwise payable to any Person hereunder such amounts as the Applicable Acquirors, BPY, BPO ETS, the Depositary or such other Person, as applicable, are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds any cash component of the consideration otherwise payable to the holder, the Applicable Acquirors and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration otherwise payable to the holder as is necessary to provide sufficient funds to the Applicable Acquirors or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Applicable Acquirors or the Depositary shall notify the holder thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority, and shall remit to such holder any unapplied balance of the proceeds of such sale.

5.5	Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Acquired Units that are exchanged pursuant to Section 3.1 and not deposited with all other instruments required by Section 5.1(a) on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a unitholder of BPY or Exchange LP, or as a shareholder of BAM or a unitholder of New LP. On such date, the cash, BAM Shares, BAM Exchange LP Units or New Preferred Units, as applicable, to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to the Applicable Acquiror, together with all entitlements to distributions and interest thereon held for such former registered holder.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Acquired Units (other than BPYU Shares) issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of BPY Units and Exchange LP Units, the Applicable Acquirors, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BPY Units (other than Dissent Rights) and Exchange LP Units shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.8	Illegality of Delivery of BAM Shares or New Preferred Units

Notwithstanding the foregoing, if it appears to the Applicable Acquirors that it would be contrary to applicable law to issue BAM Shares or New Preferred Units pursuant to the Arrangement to a holder of Acquired Units that is not a resident of Canada or the United States, the BAM Shares and/or New Preferred Units that otherwise would be delivered to that Person will be delivered to the Depositary for sale by the Depositary on behalf of that Person. The BAM Shares and/or New Preferred Units so delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the BAM Shares and/or New Preferred Units sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the BAM Shares and the sale of the New Preferred Units, as applicable, sold by the Depositary (less commissions, other reasonable expenses incurred in connection with such sale and any amount withheld in respect of taxes) in lieu of the BAM Shares and/or New Preferred Units. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 5. None of the Applicable Acquirors, the Depositary or BPY will be liable for any loss arising out of any such sales.

5.9	Transfer Taxes

All transfer, stamp, documentary, registration, conveyance and other similar taxes and fees incurred in connection with any sale or other disposition of BAM Shares or New Preferred Units by the Applicable Acquirors or the Depositary pursuant to Sections 3.6, 5.4 or 5.8 shall be borne solely by the Applicable Acquirors.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Purchaser Parties and BPY may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser Parties and BPY, each acting reasonably, (iii) if made following the BPY Unitholders’ Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to the BPY Unitholders and Exchange LP Unitholders if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to the BPY Unitholders and Exchange LP Unitholders if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of the Purchaser Parties and BPY, is of an administrative nature and is not adverse to the economic interest of any holder of Acquired Units.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by BPY or the Purchaser Parties at any time prior to the BPY Unitholders’ Meeting (provided that BPY or the Purchaser Parties, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BPY Unitholders’ Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BPY Unitholders’ Meeting shall be effective only if (i) it is consented to in writing by BPY and the Purchaser Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the BPY Unitholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Acquired Units.

ARTICLE 7
MISCELLANEOUS

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

7.2	Directions of the Special Committee

Any decision, determination or action to be made or taken (or not taken) in connection with this Plan of Arrangement, as the case may be, by BPY or the Board of Directors on or after the date hereof, shall be made or taken (or not taken) at the direction of the Special Committee.

SCHEDULE A

BPY LPA AMENDMENT

(See attached.)

BROOKFIELD PROPERTY PARTNERS L.P.

SEVENTH AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P. (the “Partnership”), dated as of August 8, 2013, as amended by a First Amendment, dated as of November 5, 2015, as amended by a Second Amendment, dated as of March 21, 2019, as amended by a Third Amendment, dated as of August 20, 2019, as amended by a Fourth Amendment, dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020, as amended by a Sixth Amendment dated as of March 31, 2021 (as amended, the “Agreement”) is made on the • day of •, 2021 (the “Arrangement Date”), but following the acquisition by Brookfield Asset Management Inc. (“Brookfield”) of Equity Units of the Partnership as described in Section 3.1(d) of the Plan of Arrangement (as defined below), by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to the arrangement agreement dated March 31, 2021 between Brookfield, BPY Arrangement Corporation (“Purchaser Sub”) and the Partnership, Brookfield and Purchaser Sub have agreed to acquire, directly and/or indirectly, all of the issued and outstanding Equity Units to be implemented pursuant to a plan of arrangement (the “Plan of Arrangement”) made in accordance with the applicable provisions of the Business Corporations Act (Ontario) (and the regulations made thereunder) (the “Transaction”);

AND WHEREAS, pursuant to the terms of the Transaction, holders of Equity Units will be entitled to elect to receive, in respect of each Equity Unit held, the Cash Consideration, the BAM Share Consideration or the New Preferred Unit Consideration, each as defined herein;

AND WHEREAS, in order to effect the Transaction, the General Partner desires to amend the Agreement as set out herein to, inter alia, provide the Partnership with a right of redemption in order to redeem Equity Units not held by Brookfield and any of its subsidiaries in respect of which an election, or deemed election, has been made by holders thereof to receive the Cash Consideration in accordance with the Plan of Arrangement and to provide Purchaser Sub with an overriding call right following the exercise by the Partnership of such redemption right in order to purchase (or caused to be purchased) such Equity Units in respect of which an election, or deemed election, has been made by holders to receive the BAM Share Consideration and/or the New Preferred Unit Consideration;

AND WHEREAS, pursuant to Section 14.2.1 of the Agreement, amendments to the Agreement may only be proposed by or with the consent of the General Partner and the General Partner has proposed and consented to the Amendment;

AND WHEREAS, pursuant to Section 14.3.4 of the Agreement, the Partnership has obtained opinions of counsel acceptable to the General Partner to the effect that the Amendment (i) will not cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the General Partner has not made the election contemplated by Section 9.6 of the Agreement) and (ii) will not affect the limited liability of any Limited Partner or any limited partner of the Property Partnership under applicable Law;

AND WHEREAS, pursuant to Section 14.2.2. of the Agreement, the Amendment shall be effective upon its approval by the General Partner and, where required under the Agreement or by the Limited Partnership Act, on the consent, vote or approval of the amendment by the holders of a majority of the voting power of the Outstanding Equity Units;

AND WHEREAS, a meeting (the “Meeting”) of the holders of Equity Units was held on July 16, 2021 at which a resolution approving the Amendment and the Transaction was adopted by holders of a majority of the Equity Units that attended the Meeting virtually or by proxy and such resolution was also adopted in accordance and compliance with the Agreement and minority vote requirements prescribed in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1 is hereby amended by adding the following definitions:

1.1.2.1	“Amendment Effective Time” means the time that the Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of •, 2021 becomes effective pursuant to Section 3.1(f) of the Plan of Arrangement;

1.1.2.2	“Arrangement” means the arrangement of Purchaser Sub under Section 182 of the Business Corporations Act (Ontario) (and the regulations made thereunder) in accordance with the terms and subject to the conditions set out in the Plan of Arrangement;

1.1.2.3	“Arrangement Agreement” means the arrangement agreement dated March 31, 2021 between Brookfield, Purchaser Sub and the Partnership with respect to the Arrangement, as may be amended from time to time in accordance with its terms;

1.1.2.4	“Arrangement Year” has the meaning assigned to such term in Section 4.4.4;

1.1.3.1	“BAM Share” means a class A limited voting share in the capital of Brookfield;

1.1.3.2	“BAM Share Amount” means $45.67, being the closing price of one BAM Share on the New York Stock Exchange on March 26, 2021;

1.1.3.3	“BAM Share Consideration” means 0.3979 of a BAM Share for each Equity Unit, subject to adjustment in accordance with Section 3.7(a) of the Plan of Arrangement;

1.1.10.1	“Call Right” has the meaning assigned to such term in Section 7.5.1;

1.1.12.1	“Cash Consideration” means $18.17 for each Equity Unit;

1.15.1	“Circular” means the notice and management information circular dated •, 2021 mailed to Equity Unitholders in connection with the Meeting and includes the letters of transmittal, form of proxy and any other documents which were mailed that are supplementary to the Circular;

1.1.20.1	“Depositary” means AST Trust Company (Canada);

1.1.20.2	“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

1.1.20.4	“Equity Unitholder” means a registered or beneficial holder of an Equity Unit;

1.1.48.1	“Meeting” means such meeting or meetings of Equity Unitholders, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the Resolution;

1.1.48.2	“New LP” means a Bermuda exempted limited partnership to be formed prior to the Effective Date, the general partner of which will be the Property Partnership;

1.1.48.3	“New Preferred Unit” means the Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 of New LP;

1.1.48.4	“New Preferred Unit Amount” means $25.00, being the issue price of each New Preferred Unit;

1.1.48.5	“New Preferred Unit Consideration” means 0.7268 of a New Preferred Unit for each Equity Unit;

1.1.50.1	“Notional Year” has the meaning assigned to such term in Section 4.4.4;

1.1.60.1	“Plan of Arrangement” means the plan of arrangement in substantially the form of Schedule B of the Circular subject to any amendments, modifications or supplements made thereto in accordance with the Arrangement Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Ontario Superior Court of Justice (Commercial List) with the consent of Brookfield, Purchaser Sub and the Partnership, each acting reasonably;

1.1.62.1	“Public Unitholder” means a holder of Public Units;

1.1.62.2	“Public Units” means the Equity Units that are issued and outstanding (except for those Equity Units held by Brookfield and any of its subsidiaries) at the Amendment Effective Time;

1.1.62.3	“Purchaser Sub” means BPY Arrangement Corporation;

1.1.69.1	“Resolution” means the resolution of the Equity Unitholders adopted at the Meeting approving the Transaction;

1.1.75.1	“Transaction” means the acquisition, directly and/or indirectly, by Brookfield and Purchaser Sub of all of the issued and outstanding Equity Units to be implemented pursuant to the Plan of Arrangement and in accordance with the Arrangement Agreement.

(b)	Section 1.1.2 is hereby deleted in its entirety and replaced with the following:

“Agreement” means this Second Amended and Restated Limited Partnership Agreement of Brookfield Property Partners L.P., as amended by the First Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of November 5, 2015, as amended by the Second Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Third Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020, as amended by the Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020, as amended by the Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 31, 2021 and as amended by the Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of the Partnership dated as of •, 2021;

(c)	The Subsection numbers corresponding to the definitions of “Equity Unit”, “Preferred Unit” and “Preferred Unitholders” in Section 1.1 are hereby changed from 1.1.20.1, 1.1.60.1 and 1.1.60.2, respectively, to 1.1.20.3, 1.1.60.2 and 1.1.60.3, respectively.

2.	Amendment to Section 1.7

Section 1.7 is hereby deleted in its entirety and replaced with the following:

Section 1.7 Governing Law; Submission to Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of Bermuda. Each of the Partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) irrevocably attorn to: (i) the exclusive jurisdiction of the courts of Bermuda and Ontario for any actions, suits, litigation or proceedings relating to the construction of this Agreement, (ii) the exclusive jurisdiction of the federal district courts of the United States of America for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, and (iii) the exclusive jurisdiction of the courts of Ontario for the resolution of any complaint asserting a cause of action arising under the under the Securities Act (Ontario) and similar Canadian legislation. Each Partner waives, to the fullest extent permitted by Law, any immunity from jurisdiction of any such court or from any legal process therein and further waives, to the fullest extent permitted by Law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the Partner. Any final judgment against a Partner in any proceedings brought in any such court will be conclusive and binding upon the Partner and may be enforced in the courts of any other jurisdiction of which the Partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of the Partnership.

3.	Amendments to Article 4

(a)	Section 4.4.3 is hereby deleted in its entirety and replaced with the following:

4.4.3	Notwithstanding Section 4.4.2, if Sections 4.4.3.1, 4.4.3.2, 4.4.3.3 and 4.4.3.4 are all true in a given fiscal year of the Partnership, the Income for Canadian Tax Purposes will be allocated in the manner described below.

4.4.3.1	The Partnership or an Affiliate of the Partnership acquires, buys, buys back or otherwise purchases Equity Units in connection with an offer or program by the Partnership or the Affiliate to acquire, buy, buy back, or otherwise purchase Equity Units (other than by way of a normal course issuer bid or other open market purchase), or the Partnership redeems, buys back or otherwise purchases Equity Units including Equity Units acquired from any dissenting Public Unitholder pursuant to Section 7.6, or an Affiliate of the Partnership purchases Equity Units pursuant to an overriding call right triggered by the exercise by the Partnership of such redemption right;

4.4.3.2	The money or property that is used by the Partnership, the Affiliate or the Subsidiary to acquire, buy, buy back, redeem or otherwise purchase Equity Units in the manner described in Section 4.4.3.1 is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by the Partnership from the Property Partnership as consideration for the purchase for cancellation by the Property Partnership of Managing General Partner Units owned by the Partnership;

4.4.3.3	The Partnership has Income for Canadian Tax Purposes (in other words, the Partnership does not have a Loss for Canadian Tax Purposes); and

4.4.3.4	The Income for Canadian Tax Purposes includes positive amounts each of which is an amount that is derived from capital gains (for Canadian Tax Purposes) realized by the Partnership by reason of the purchase for cancellation by the Property Partnership of Managing General Partner Units owned by the Partnership.

The lesser of (1) the amount of Income for Canadian Tax Purposes which is comprised of capital gains and (2) the aggregate of the positive amounts included in Income for Canadian Tax Purposes described in Section 4.4.3.4 will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to the Limited Partners whose Equity Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership, the Affiliate or the Subsidiary, on the basis that each such Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of Equity Units acquired by the Partnership, such Affiliate or such Subsidiary from the Limited Partner is of the total number of Equity Units acquired from all such Limited Partners by the Partnership, such Affiliate or such Subsidiary. The balance (if any) of the Income for Canadian Tax Purposes in respect of the fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the Income for Canadian Tax Purposes in respect of the fiscal year) will be allocated to all Partners in accordance with Section 4.4.2.

For greater certainty: (a) the money or property received by a Limited Partner whose Equity Units are acquired, bought, bought back, redeemed or otherwise purchased by the Partnership, the Affiliate or the Subsidiary shall not be considered to be a “distribution” for the purposes of Section 4.4.2; (b) the allocation of income described in this Section 4.4.3 shall not apply to an Affiliate or a Subsidiary that has acquired Equity Units from Limited Partners pursuant to an offer or program or an overriding call right, including the Call Right, described in Section 4.4.3.1 and such Equity Units are subsequently acquired, bought back or otherwise purchased for cancellation by the Partnership; and (c) the money or property received by the Affiliate or Subsidiary on such a subsequent acquisition by the Partnership of the Equity Units acquired by the Affiliate or Subsidiary from Limited Partners pursuant to an offer or program or an overriding call right, including the Call Right, described in Section 4.4.3.1 shall not be considered to be a “distribution” for the purposes of Section 4.4.2.

(b)	The following provision is hereby added to Article 4:

4.4.4	For purposes of Section 4.4.2 and Section 4.4.3, in computing the Partnership’s Income for Canadian Tax Purposes for the fiscal year of the Partnership that includes the Arrangement (the “Arrangement Year”), the Partnership shall be considered to have a had a fiscal year (the “Notional Year”) commencing on January 1, 2021 and ending immediately following the completion of the Arrangement steps occurring on the Arrangement Date. The Partnership shall determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined without reference to this section, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year; and any transaction expenses incurred by the Partnership in the Notional Year shall be allocated to and, to the extent permitted by the Income Tax Act, deducted in computing the income of the Partnership in the Notional Year. For greater certainty, the balance (if any) of the Income for Canadian Tax Purposes after allocating the Special Income Allocation Amount to the Limited Partners whose Equity Units are acquired, bought, bought back, redeemed or otherwise purchased in the manner described in Section 4.4.3.1 using money or property derived in the manner described in Section 4.4.3.2 by the Partnership, the Affiliate or the Subsidiary, for the Arrangement Year will be allocated to all Partners for the Notional Year in accordance with Section 4.4.2. and the Income for Canadian Tax Purposes (if any) for the balance of the Arrangement Year and any subsequent fiscal year will not be allocated to the Public Unitholders in respect of the Public Units. Absent any assessment in respect of taxes, the Partnership shall not amend any allocation of Income for Canadian Tax Purposes or Loss for Canadian Tax Purposes to Limited Partners in respect of the Arrangement Year or any previous fiscal year.

4.	Amendment to Article 7

Article 7 is hereby amended by adding the following provisions:

7.4	Redemption by the Partnership

7.4.1	Subject to any applicable Laws and the due exercise of the Call Right pursuant to Section 7.5, the Partnership will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Public Units for an amount per unit equal to the Cash Consideration.

7.4.2	If the Partnership exercises its right to redeem Public Units under this Section 7.4, and, subject to the exercise of the Call Right, the Partnership will cause to be delivered to the Public Unitholders the Cash Consideration for each Public Unit so redeemed upon presentation and surrender at the registered office of the Partnership or at any office of the Depositary as may be specified by the Partnership in the Circular of the certificates (if any) representing such Public Units, together with a letter of transmittal in respect of such certificates and such additional documents and instruments as the Depositary may reasonably require. Payment of the aggregate Cash Consideration payable to a Public Unitholder will be made by delivery to such Public Unitholder, at the address of such Public Unitholder recorded in the register of the Partnership or by holding for pick-up by the Public Unitholder at the registered office of the Partnership or at any office of the Depositary as may be specified by the Partnership in the Circular. Provided that such aggregate Cash Consideration has been so deposited on or before the Effective Date in accordance with the Arrangement Agreement and the Plan of Arrangement, the Public Units will be redeemed and the rights of the Public Unitholders thereof on and after the Effective Date will be limited to receiving their proportionate part of the aggregate Cash Consideration for such Public Units so deposited, against presentation and surrender of the said certificates held by them in accordance with the foregoing provisions and the Public Unitholders will not be entitled to exercise any of the rights of Public Unitholders in respect thereof, other than the right to receive the Cash Consideration for each Public Unit redeemed.

7.4.3	If the aggregate cash amount which a Public Unitholder is entitled to receive pursuant to this Section 7.4 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Public Unitholder shall be entitled to receive shall be rounded up to the nearest whole $0.01.

7.5	Call Right

7.5.1	Subject to the limitations set forth in Section 7.5.2, Purchaser Sub will have the overriding right (the “Call Right”), notwithstanding the right of the Partnership to redeem the Public Units pursuant to Section 7.4 hereof, to purchase (on the Effective Date) Public Units in respect of which an election, or deemed election, including as a result of proration, has been made to receive the BAM Share Consideration and/or the New Preferred Unit Consideration in accordance with the Plan of Arrangement on payment by the Purchaser Sub of the BAM Share Consideration and/or the New Preferred Unit Consideration, as applicable, for each such Public Unit. In the event of the exercise by Purchaser Sub of its Call Right, each Public Unitholder will be obligated to sell all the Public Units which are subject to the Call Right held by such Public Unitholder to Purchaser Sub on the Effective Date on payment by, or on behalf of Purchaser Sub, to such Public Unitholder of the BAM Share Consideration and/or New Preferred Unit Share Consideration, as applicable, for each such Public Unit.

7.5.2	Purchaser Sub must provide notice of its intention to exercise its Call Right on or before 3:01 a.m. (Toronto time) on the Effective Date. If Purchaser Sub duly exercises its Call Right in accordance with this Section 7.5, the right of the Partnership to redeem those Public Units which are subject to the Call Right pursuant to Section 7.4 on the Effective Date will terminate at such time and, on the Effective Date, Purchaser Sub will purchase and the Public Unitholders of such Public Units will sell all of the Public Units subject to the Call Right in accordance with this Section 7.5.

7.5.3	For the purposes of completing a purchase of the Public Units pursuant to the exercise of the Call Right, Purchaser Sub will deposit or cause to be deposited with the Depositary, on or before the Effective Date, the aggregate BAM Share Consideration and New Preferred Unit Consideration deliverable by Purchaser Sub pursuant to Section 7.5.1. Provided that the aggregate BAM Share Consideration and New Preferred Unit Consideration have been so deposited with the Depositary, on and after the Effective Date, the Public Unitholders who elected, or were deemed to have elected, including pursuant to proration, to receive the BAM Consideration and/or the New Preferred Unit Consideration in respect of some or all of their Public Units will cease to be Unitholders of such Public Units and will not be entitled to exercise any of the rights of Public Unitholders in respect thereof other than the right to receive such Public Unitholder’s portion of the aggregate BAM Share Consideration and New Preferred Unit Consideration, without interest to which such Unitholder is entitled pursuant to such elections or deemed elections, payable by Purchaser Sub upon presentation and surrender by such Public Unitholder of certificates (if any) representing the Public Units held by such Public Unitholder in accordance with the following provisions and such Public Unitholder will on and after the last Business Day prior to such Effective Date be considered and deemed for all purposes to be holders of the securities delivered to them as part of the BAM Share Consideration and/or New Preferred Unit Consideration which such Public Unitholder is entitled. Upon surrender to the Depositary of a certificate (if any) representing Public Units, together with such other documents and instruments as may be required to effect a transfer of Public Units under the Limited Partnership Act, the Partnership Agreement and such additional documents and instruments as the Depositary and the Partnership may reasonably require, the Public Unitholder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary on behalf of Purchaser Sub will deliver to such Public Unitholder, the BAM Share Consideration and/or the New Preferred Unit Consideration. If Purchaser Sub does not exercise the Call Right in the manner described above, on the Effective Date a Public Unitholder will be entitled to receive in exchange therefor the Cash Consideration otherwise payable by the Partnership in connection with the redemption of the Public Units pursuant to Section 7.4 hereof.

7.5.4	For greater certainty, Purchaser Sub, New LP and/or their respective Affiliates may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of BAM Shares or New Preferred Units to Public Unitholders in accordance with Section 7.5.3, provided such transactions are not prejudicial to the rights or interests of any Public Unitholder.

7.5.5	Each Public Unitholder, by virtue of becoming and being such a Public Unitholder, will be deemed to acknowledge the Call Right in favour of Purchaser Sub and the overriding nature thereof and to be bound thereby in favour of Purchaser Sub as herein provided.

7.5.6	Where the aggregate number of BAM Shares to be delivered to a Public Unitholder pursuant to this Section 7.5 would result in a fraction of a BAM Share being issuable, then the number of BAM Shares to be delivered to such Public Unitholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional BAM Share thereof, such Public Unitholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) equal to such Public Unitholder’s pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in BAM Shares to which all such Public Unitholders would otherwise be entitled. The Depositary will sell such BAM Shares by private sale (including by way sale through the facilities of any stock exchange upon which the BAM Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Public Unitholders otherwise entitled to receive fractional interests in BAM Shares.

7.5.7	Where the aggregate number of New Preferred Units to be delivered to a Public Unitholder pursuant to this Section 7.5 would result in a fraction of a New Preferred Unit being issuable, then the number of New Preferred Units to be delivered to such Public Unitholder shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional New Preferred Unit thereof, such Public Unitholder will receive a cash payment in U.S. dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the New Preferred Unit Amount multiplied by (ii) the fractional New Preferred Unit amount.

7.5.8	On or before 3:01 a.m. (Toronto time) on the Effective Date, Purchaser Sub may assign, in whole or in part, its Call Right to one or more of its Affiliates, in which case this Section 7.5 shall apply to such Affiliate(s) mutatis mutandis; provided that any such assignment shall not relieve Purchaser Sub of any of its obligations hereunder, and provided further that if such assignment takes place, Purchaser Sub shall continue to be fully liable as primary obligor, on a joint and several basis with any such Affiliate, for any default in performance by the assignee of Purchaser Sub’s obligations hereunder. For greater certainty, the transfer of Public Units of the Partnership as described in Section 3.1(d) of the Plan of Arrangement shall take place pursuant to the Plan of Arrangement and not in connection with the Call Right by an Affiliate of Purchaser Sub.

7.6	Dissent Rights

7.6.1	Subject to this Section 7.6, any Public Unitholder may dissent in respect of the Transaction.

7.6.2	In addition to any other right the Public Unitholder may have, a Public Unitholder who complies with this Section 7.6 is entitled, after the Transaction is completed, to be paid by the Partnership the fair value of the Public Units held by the Public Unitholder, determined as of the close of business on the day before the Resolution was adopted.

7.6.3	A dissenting Public Unitholder may only claim under this Section 7.6 with respect to all of the Public Units held by the Public Unitholder and registered in the name of the dissenting Public Unitholder at the record date set by the Partnership in respect of the Meeting.

7.6.4	A dissenting Public Unitholder shall send to the Partnership, at least two days prior to the Meeting, a written objection to the Resolution, unless the Partnership did not give notice to the Public Unitholder of the purpose of the Meeting and of the Public Unitholder’s right to dissent.

7.6.5	The Partnership shall, within ten days after the Public Unitholders adopt the Resolution, send to each Public Unitholder who has filed the objection referred to in Section 7.6.4 notice that the Resolution has been adopted, but such notice is not required to be sent to any Public Unitholder who voted for or abstained from voting for the Resolution or who has withdrawn its objection (and, for greater certainty, a Public Unitholder who voted for or abstained from voting for the Resolution or who has withdrawn its objection will not be considered a dissenting Public Unitholder).

7.6.6	A dissenting Public Unitholder entitled to receive notice under Section 7.6.5 shall, within twenty days after receiving such notice, or, if the dissenting Public Unitholder does not receive such notice, within twenty days after learning that the Resolution has been adopted, send to the Partnership a written notice containing:

(i)	the dissenting Public Unitholder’s name and address;

(ii)	the number of Public Units in respect of which the dissenting Public Unitholder dissents; and

(iii)	a demand for payment of the fair value of such Public Units.

7.6.7	Not later than the thirtieth day after the sending of a notice under Section 7.6.6, a dissenting Public Unitholder shall send the certificates representing the Public Units held by the Public Unitholder to the Partnership or its transfer agent.

7.6.8	A dissenting Public Unitholder who fails to comply with Section 7.6.7 has no right to make a claim under this Section 7.6.

7.6.9	The Partnership or its transfer agent shall endorse on any certificate received under Section 7.6.7 a notice that the Public Unitholder is a dissenting Public Unitholder under this Section 7.6 and shall return forthwith the certificates to the dissenting Public Unitholder.

7.6.10	On sending a notice under Section 7.6.6, a dissenting Public Unitholder ceases to have any rights as a Public Unitholder other than the right to be paid the fair value of the Public Units as determined under this Section 7.6 except where:

(i)	the dissenting Public Unitholder withdraws the notice before the Partnership makes an offer under Section 7.6.11;

(ii)	the Partnership fails to make an offer in accordance with Section 7.6.11 and the dissenting Public Unitholder withdraws the notice; or

(iii)	the Arrangement Agreement is terminated, in which case the dissenting Public Unitholder’s rights are reinstated as of the date the dissenting Public Unitholder sent the notice referred to in Section 7.6.6.

7.6.11	The Partnership shall, not later than seven days after the later of the day on which the action approved by the Resolution is effective or the day the Partnership received the notice referred to in Section 7.6.6, send to each dissenting Public Unitholder who has sent such notice a written offer to pay for the dissenting Public Unitholder’s Public Units in an amount considered by the board of directors of the General Partner to be the fair value, accompanied by a statement showing how the fair value was determined.

7.6.12	Every offer made under Section 7.6.11 for Public Units shall be on the same terms.

7.6.13	The Partnership shall pay for the Public Units of a dissenting Public Unitholder within 10 days after an offer made under Section 7.6.11 has been accepted, but any such offer lapses if the Partnership does not receive an acceptance thereof within 30 days after the offer has been made.

7.6.14	Where the Partnership fails to make an offer under Section 7.6.11, or if a dissenting Public Unitholder fails to accept an offer, the Partnership may, within 50 days after the action approved by the Resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the Public Units of any dissenting Public Unitholder.

7.6.15	If the Partnership fails to apply to a court under Section 7.6.14, a dissenting Public Unitholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow.

7.6.16	The court where an application under Sections 7.6.14 or 7.6.15 may be made is the Ontario Superior Court of Justice (Commercial List).

7.6.17	A dissenting Public Unitholder is not required to give security for costs in an application made under Sections 7.6.14 or 7.6.15.

7.6.18	On an application under Sections 7.6.14 or 7.6.15:

(i)	all dissenting Public Unitholders whose Public Units have not been purchased by the Partnership shall be joined as parties and bound by the decision of the court; and

(ii)	the Partnership shall notify each affected dissenting Public Unitholder of the date, place and consequences of the application and of the dissenting Public Unitholder’s right to appear and be heard in person or by counsel.

7.6.19	On an application to a court under Sections 7.6.14 or 7.6.15, the court may determine whether any other person is a dissenting Public Unitholder who should be joined as a party, and the court shall then fix a fair value for the Public Units of all dissenting Public Unitholders.

7.6.20	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the Public Units of the dissenting Public Unitholders.

7.6.21	The final order of a court in the proceedings commenced by an application under Sections 7.6.14 or 7.6.15 shall be rendered against the Partnership in favour of each dissenting Public Unitholder and for the amount of the Public Units as fixed by the court.

7.6.22	If Section 7.6.24 applies, the Partnership shall, within ten days after the pronouncement of an order under Section 7.6.21, notify each dissenting Public Unitholder that it is unable lawfully to pay dissenting Public Unitholders for their Public Units.

7.6.23	If Section 7.6.24 applies, a dissenting Public Unitholder, by written notice delivered to the Partnership within thirty days after receiving a notice under Section 7.6.22, may

(i)	withdraw their notice of dissent, in which case the Partnership is deemed to consent to the withdrawal and the Public Unitholder is reinstated to their full rights as a Public Unitholder; or

(ii)	retain a status as a claimant against the Partnership, to be paid as soon as the Partnership is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Partnership but in priority to its Unitholders.

7.6.24	The Partnership shall not make a payment to a dissenting Public Unitholder under this section if there are reasonable grounds for believing that

(i)	the Partnership is or would after the payment be unable to pay its liabilities as they become due; or

(ii)	the realizable value of the Partnership’s assets would thereby be less than the aggregate of its liabilities.

7.6.25	The provisions of Section 9.5 shall apply mutatis mutandis to any payment to a Public Unitholder under this Section 7.6.

5.	Effective Date

This Amendment shall be effective at the time it is stated to become effective pursuant to Section 3.1(f) the Plan of Arrangement.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the • day of •, 2021.

GENERAL PARTNER:

BROOKFIELD PROPERTY PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Secretary

All Limited Partners now and hereafter admitted as limited partners of the Partnership, pursuant to Powers of Attorney now and hereafter executed in favor of, and granted and delivered to, the General Partner.

GENERAL PARTNER:

BROOKFIELD PROPERTY PARTNERS LIMITED

By:
Name: Jane Sheere
Title: Secretary